September 18, 2015

Via Edgar

Mr. Larry Spirgel

Ms. Celeste Murphy
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	MDC Partners Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-13718

Dear Mr. Spirgel and Ms. Murphy:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”, “Commission” or “SEC”), which were set forth in your letter dated August 13, 2015 (the “August 13th Letter”) regarding the Company’s above-referenced audit.

The responses to the Staff’s comments are provided in the order in which the comments were set out in the August 13th Letter and are numbered correspondingly.

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Item 1. Business

Competition, Page 4

1.	We note that your subsidiary firms cooperate through referrals and the sharing of both services and expertise. Please provide additional information as to how any cross-selling arrangements are structured (such as from the Strategic Marketing Services segment to the Performance Marketing Services segment) and, if material, the degree to which referrals and cross-selling contribute to organic revenue growth.

The Company confirms that its subsidiary firms cooperate through referrals and the sharing of both services and expertise, which do contribute to organic revenue growth. However, the Company does not have any contractual or formal cross-selling arrangements in place. Instead, the Company may, for example, coordinate a joint pitch initiative in which various agencies that have distinct marketing services and disciplines may be jointly presented to a potential new client, such as traditional advertising, public relations and/or event marketing services. Each participating agency is then compensated by clients based upon their respective agency's scope of work for a particular engagement or project. Subsidiary firms also may refer another agency to its existing clients if a client need exists that is not within the service offering of a particular firm. In addition, if a specific agency is unable to service a potential new client due to an existing conflict, it may refer that client to another MDC partner agency for services.

Item 1A. Risk Factors

We have significant contingent obligations related to deferred acquisition consideration and minority interests in our subsidiaries, which will require us to utilize our cash flow and/or to incur additional debt to satisfy, page 6.

2.	We note your disclosure that deferred acquisition consideration and payments to minority shareholders will be a significant use of the Company’s liquidity in the foreseeable future. Please provide management’s view of the future trajectory and quantifications of both deferred acquisition totals and redeemable non-controlling interests. Please also provide the rationale and business reasons for structuring your various acquisitions in part with a deferred consideration component. Please also expand your discussion of the drivers of the net changes in deferred acquisition totals with an emphasis on detailing to what degree increases can be attributed to acquisitions of new businesses, compounding past deferred considerations that have remained outstanding (due to subsidiary revenue or growth targets not being met), or downward redemption value adjustments.

The Company confirms that its obligations in respect of previous and future acquisitions are expected to be a significant use of the Company’s liquidity in the foreseeable future. The Company intends to manage its acquisition strategy, including acquisitions of incremental interests in existing subsidiaries, in a manner consistent with de-leveraging its balance sheet (specifically a reduction of the ratio of Debt-to-Adjusted EBITDA) over time while continuing to satisfy its operating and capital expenditure obligations, cash interest obligations, and dividend policy. The Deferred Acquisition Consideration, Redeemable Noncontrolling Interests and Noncontrolling Interests on the Company’s balance sheet, in aggregate, represent the estimated present value of the cost to purchase the outstanding incremental interests in its existing subsidiaries and complete purchase obligations with respect to prior acquisitions. However, the specific future trajectory and quantification of these acquisition-related amounts depend on a number of factors, including but not limited to the underlying future financial performance of certain prior acquisitions, the existence of attractive future acquisition opportunities and the underlying financial performance of such acquired companies during any applicable “earn-out” period. Accordingly, management does not have a view of the future trajectory and quantifications of both deferred acquisition totals and redeemable non-controlling interests.

In the Company’s marketing communication services industry, the success of acquisitions is largely dependent on retaining and incentivizing key personnel. Therefore, the Company’s acquisitions typically include deferred payments that are contingent upon future financial performance in order to align the key operators of any business to its long-term financial success (“earn-outs”). Specifically, the Company’s model of “Perpetual Partnership” often involves acquiring a majority interest rather than a 100% interest and leaving management owners with a significant financial incentive in the performance of the acquired entity for a minimum period of time, typically not less than five years. Upon the subsequent acquisition of any remaining incremental interests, the Company estimates and records on its balance sheet additional deferred liabilities, together with a corresponding reduction in amounts previously recorded as redeemable or non-redeemable noncontrolling interests, with the offset to additional paid in capital. When a portion of the consideration is contingent on continued employment, it is recorded as stock-based compensation in the Company’s results of operations over the required retention period.

Please note the Company has provided enhanced disclosure in its Quarterly Report on Form 10-Q for the period ended June 30, 2015 (footnote 4 to the financial statements) regarding acquisition-related accounting and rationale for acquisition structuring.

During the six months ended June 30, 2015, the Company completed one new acquisition which added deferred acquisition liabilities on the Company’s balance sheet with an estimated present value at acquisition date of approximately $25.1 million and redeemable noncontrolling interests with a present value of approximately $2.0 million. The Company also acquired incremental interests in several existing subsidiaries which added deferred acquisition liabilities with an estimated present value at acquisition date of approximately $77.1 million and reduced redeemable noncontrolling interests by approximately $62.6 million and noncontrolling interests by approximately $8.7 million. The difference between the estimated purchase price for these incremental acquisitions and the previously-recorded redeemable and non-redeemable noncontrolling interests was recorded as additional paid in capital of $33.2 million. In addition, for the six months ended June 30, 2015, the Company recorded an increase in the estimated redemption value of the redeemable noncontrolling interests of $14.7 million (with an offset to additional paid in capital) due to growth of the relevant underlying businesses, and reduced deferred acquisition liabilities by $10.5 million due to net underperformance of the relevant underlying businesses against previous Company expectations (with such reduction recorded as income in the Company’s results of operations).

The Company confirms that it will continue to provide enhanced disclosure in future SEC filings regarding the foregoing effects of acquisition-related activity on the Company’s balance sheet.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 15

3.	We note that you manage your business “by monitoring several financial and non-financial performance indicators” such as revenues, operating expenses, and capital expenditures. In addition to these key indicators, please provide any non-financial indicators relating to the growth potential, financial health, and expectations of business performance of your subsidiary companies. Please refer to Securities Act Release No. 33-8350. For example, please see Section III B.1.

In addition to monitoring the foregoing financial indicators, the Company assesses and monitors several non-financial performance indicators relating to the business performance of our subsidiary companies. These indicators may include an agency’s recent new client account win/loss record; the depth and scope of a pipeline of potential new client account activity; the overall quality of the services provided to clients; and the relative strength of the Company’s next generation management team that is in place as part of a potential succession plan to succeed the current senior executive team. The Company confirms that it will provide enhanced disclosure in future SEC filings regarding these indicators.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

4.	Please expand and revise your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute an increase in operating profits and operating margins in your Strategic Marketing Services segment due to “increases in revenues, decrease[s] in total staff costs, and decreases in office and general, offset by an increase in direct costs.” However, you do not fully analyze the underlying reasons for these changes. Where there are material fluctuations individually or in aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed.

The Company confirms that, to the extent material, it will expand its disclosure in its future SEC filings to include a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period.

Strategic Marketing Services, page 21

Strategic Marketing Services, page 24

5.	Please provide in MD&A greater transparency of the underlying reasons for your organic growth in revenues and profitability. Specifically describe in this discussion the drivers of your organic revenue growth (i.e. greater ad spend by existing clients, increase in the number of clients, new service offerings, and/or favorable pricing).

The Company confirms that, to the extent material, it will expand its disclosure in its future SEC filings to include more detail on the underlying reasons for organic growth in revenues and profitability. As noted, the reasons for such organic revenue growth are primarily due to greater and expanded ad spend by existing clients (often following a recently successful campaign or marketing initiative), and new client account wins by the Company’s subsidiary agencies.

Goodwill and Indefinite-Lived Intangible, page 50

6.	We note you disclose you have ten reporting units with reported goodwill. In your 2012 10-K, you disclosed that “each partner firm that has reported goodwill will be tested separately as each partner firm qualifies as a reporting unit under the Accounting Standards Codification guidance.” With a view towards expanded disclosure, please tell us if you revised your reporting units and how you now group the partner firms for purposes of testing goodwill for impairment. If so:
•	tell why you made this change;
•	tell us if you would have recognized an impairment in goodwill under the previous methodology; and
•	provide us a summary that identifies, by reporting unit, each partner firm included within the unit, the carrying amount of each partner firm’s goodwill, and the amount of any excess fair value or impairment.

The Company reports in two segments – Strategic Marketing Services (“SMS”) and Performance Marketing Services (“PMS”), consistent with the review by our CODM and management of the overall performance of the segments together with the individual operating results of the subsidiary partner firms as a basis for making decisions regarding the allocation of resources.

Until 2012, the Company identified each subsidiary partner firm with reported goodwill within the SMS and PMS segments as a separate reporting unit, consistent with the review by our CODM and management of the individual operating results of the firms.

Beginning in 2013, the Company identified each subsidiary partner firm with reported goodwill as a component business within either the SMS or PMS segment and aggregated the component businesses with similar economic characteristics into separate reporting units within each of the segments. This change was consistent with the review by our CODM and management of the overall performance of the segments as a basis for making decisions regarding the allocation of resources. In making this change, the Company considered the effect of changes resulting from the realignment of subsidiary partner firms in order to position the Company for future business development efforts and revenue growth (for example, the Assembly media group).

Similar economic characteristics were assessed based on the expected long-term average gross margins of the component businesses and other aggregation criteria in ASC 280, as well as the related guidance in ASC 350. The subsidiary partner firms with reported goodwill were aggregated into seven reporting units in 2013 and 10 reporting units in 2014. Changes to the reporting units in 2014 were made based largely on the Company’s evaluation of the financial performance of its subsidiary partner firms and the acquisition of new subsidiary partner firms during the year.

In 2013, the Company performed Step 1 of the goodwill impairment test for each of its SMS and PMS reporting units. The fair value of each reporting unit exceeded its carrying amount.

In 2014, the Company determined that it was not more likely than not that the fair value of any of its SMS reporting units was less than its carrying amount. This determination was based on a qualitative assessment of factors affecting the fair value or carrying amount of each SMS reporting unit, and took into consideration the excess of the fair value of each SMS reporting unit over its carrying amount based on the Company’s testing in the prior year. Therefore, the Company did not perform Step 1 of the goodwill impairment test for its SMS reporting units. The Company performed Step 1 of the goodwill impairment test for each of its PMS reporting units. The fair value of each PMS reporting unit exceeded its carrying amount.

Because goodwill is tested for impairment at the reporting unit level, the Company was not required under GAAP to also test goodwill for impairment at a lower level of aggregation as in 2012, and the Company did not otherwise do so. However, the Company did not identify factors indicating potential goodwill impairment associated with individual subsidiary partner firms with reported goodwill included in any of the reporting units in 2013 or 2014.

We are providing the Staff on a confidential and supplemental basis in a separate letter dated today additional detail concerning the goodwill of our reporting units.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

cc:	Kathryn Jacobson, Senior Staff Accountant

Robert S. Littlepage, Accounting Branch Chief

William Mastrianna, Attorney-Advisor

Securities and Exchange Commission

Scott Kauffman, Chairman and Chief Executive Officer

Mitchell Gendel, General Counsel & Corporate Secretary

Christine LaPlaca, SVP Accounting and Financial Reporting

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Paul Curnin and Cheryl Scarboro (Simpson Thacher & Bartlett LLP)

Robert Trinchetto, BDO USA, LLP